L'ORÉAL

L'OREAL
International Financial Information Department

21st February, 2005


05006040

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information (Announcement in the BALO of 16th February, 2005) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the BALO of 16th February, 2005

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

3/1

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92110 Clichy.
632 012 100 R.C.S. Paris.

Chiffre d'affaires consolidé du groupe L'Oréal à fin décembre 2004.
(En millions d'euros.)

	2004	2003
Premier trimestre :		
Cosmétique	3 671,2	3 609,2
Dermatologie	56,6	70,8
Autres	6,1	3,6
Total premier trimestre	3 733,9	3 683,6
Deuxième trimestre :		
Cosmétique	3 583,1	3 381,7
Dermatologie	74,6	68,2
Autres	5,2	3,3
Total deuxième trimestre	3 662,9	3 453,2
Premier semestre :		
Cosmétique	7 254,3	6 990,9
Dermatologie	131,2	139,0
Autres	11,3	6,9
Total premier semestre	7 396,8	7 136,8
Troisième trimestre :		
Cosmétique	3 451,8	3 328,2
Dermatologie	76,5	72,7
Autres	5,7	6,3
Total troisième trimestre	3 534,0	3 407,2
Neuf mois :		
Cosmétique	10 706,1	10 319,1
Dermatologie	207,7	211,7
Autres	17,0	13,2
Total neuf mois	10 930,8	10 544,0
Quatrième trimestre :		
Cosmétique	3 513,7	3 385,2
Dermatologie	85,7	94,8
Autres	3,7	5,0
Total quatrième trimestre	3 603,1	3 485,1
Année :		
Cosmétique	14 219,8	13 704,3
Dermatologie	293,4	306,5
Autres	20,7	18,2
Total année	14 533,9	14 029,1

(1) La croissance du chiffre d'affaires du groupe L'Oréal en données consolidées est de + 3,6 %.

Les effets monétaires ont eu un impact négatif de – 3,2 %.

Les effets nets de changement de structure ont été de + 0,6 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal est de + 6,2 %.

(2) L'évolution du chiffre d'affaires « Cosmétique » est de + 3,8 % à données consolidées et de + 6,3 % à données comparables.

(3) Le chiffre d'affaires consolidé cumulé est calculé à chaque fin de trimestre en reprenant la moyenne des taux de change de fin de mois depuis le début de l'année.

Les chiffres du tableau ci-dessous représentent la somme des ventes faites à des tiers par L'Oréal et ses filiales françaises et étrangères.

82595

ORPEA

Société anonyme au capital de 44 826 930 €.
Siège social : 115, rue de la Santé, 75013 Paris.
401 251 566 R.C.S. Paris.

Chiffre d'affaires du quatrième trimestre 2004
et chiffre d'affaires annuel 2004 (en cours de certification).
(En millions d'euros.)

	2004	2003	Variation (En %) 2004/2003
Premier trimestre	53,7	44,5	20,8 %
Deuxième trimestre	57,8	46,7	23,8 %
Troisième trimestre	60,8	49,0	24,0 %
Quatrième trimestre	64,8	52,0	24,6 %
Total	237,1	192,3	23,3 %

A périmètre constant, l'augmentation du chiffre d'affaires 2004 s'élève à + 16,9 % par rapport à 2003.

82610

OXBOW S.A.

Société anonyme à directoire et conseil de surveillance au capital de 3 782 317 €.
Siège social : 14, rue de Bassano, 75116 Paris.
449 701 101 R.C.S. Paris.

Additif aux comptes semestriels consolidés publiés au *Bulletin des Annonces légales obligatoires* du 13 octobre 2004, page 24993.

Il y a lieu d'ajouter la mention suivante :

Rapport des commissaires aux comptes sur l'examen limité des comptes semestriels consolidés.

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats consolidés présenté sous la forme de comptes semestriels consolidés de la société Oxbow S.A., relatifs à la période du 1er janvier au 30 juin 2004, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés ont été établis sous la responsabilité du directoire. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes semestriels consolidés et l'image fidèle qu'ils donnent du résultat des opérations du semestre écoulé ainsi que de la situation financière et du patrimoine de l'ensemble constitué par les entreprises comprises dans la consolidation à la fin de ce semestre.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Bordeaux et Paris, le 8 octobre 2004.

Les commissaires aux comptes :

Deloitte Touche Tohmatsu : EMMANUEL GADRET, Associé ;

Péronnet et Associés : OLIVIER PERONNET, Associé.

82405

SOCIETE DES PARTICIPATIONS DU COMMISSARIAT A L'ENERGIE ATOMIQUE « AREVA »

Société anonyme à directoire et conseil de surveillance au capital de 1 346 822 638 €.
Siège social : 27-29, rue Le Peletier, 75009 Paris.
712 054 923 R.C.S. Paris.
Siret : 712 054 923 00032.

Chiffre d'affaires trimestriel consolidé au 31 décembre 2004.

(En millions d'euros)	2004	2003	Variation 2004/2003 en %	Variation 2004/2003 en % à p.c.c.
Premier trimestre :				
Amont	586	698	– 16,1 %	– 12,2 %